

Mail Stop 3561

September 20, 2017

SungHwan Cho
Chief Financial Officer
Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

>   **Re: Icahn Enterprises L.P.**
>   **Icahn Enterprises Holdings L.P.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed March 1, 2017**
>   **File Nos. 001-09516 and 333-118021-01**

Dear Mr. Cho:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Melissa Raminpour

        Melissa Raminpour
        Branch Chief
        Office of Transportation and Leisure